Exhibit 99.53

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

May 8, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on May 8, 2019 and disseminated on newswires in Canada.

Item 4 -	Summary of Material Change

Prometic strengthens its leadership with a new management structure and the appointment of three new directors.

Item 5 -	Full Description of Material Change

Prometic announced a new management structure to provide leadership to the Corporation and the appointment of Dr. Gary Bridger, Mr. Timothy Wach and Mr. Neil Klompas to the Board of Directors. All three of these individuals will be included as nominees for election to the Board of Directors by shareholders at the upcoming Annual General and Special Meeting of the shareholders (“AGM”) scheduled to take place in Montreal, Québec, Canada on June 19, 2019.

Mr. David John Jeans and Ms. Louise Ménard have stepped down from the Board after having respectively served as Directors since 2017 and 2009. Also, Mr. Bruce Wendel, Chief Business Development Officer, has left the Corporation.

“On behalf of the entire organization, it is a pleasure to welcome Gary, Tim and Neil onto Prometic’s Board of Directors, and we look forward to their strategic insight and guidance as we pursue our strategy to build a successful and focused global life sciences company”, stated Board Chair, Mr. Stefan Clulow. “I also wish to thank Mr. Jeans and Ms. Ménard for their services to the Board and Mr. Wendel for his services to the Corporation as a former Director and senior executive officer”.

In addition to Mr. Galbraith, the newly-appointed CEO, the Corporation’s leadership team will include:

•	Mr. Martin Leclerc, Chief Talent Officer

•	Dr. John Moran, Chief Medical Officer

•	Dr. Steven J. Burton, President of Prometic Bioseparations Ltd

•	Mr. Patrick Sartore, Chief Operating Officer, North America and Chief Legal Officer and Corporate Secretary

•	Mr. Bruce Pritchard, Chief Operating Officer, International and Chief Financial Officer

Mr. Galbraith, Prometic’s CEO, stated “I am pleased to confirm my leadership team and look forward to working with them to make progress with both our corporate goals for 2019 and our long-term vision for Prometic. I will retain primary responsibility for ongoing business and corporate development activities and use my 30+ years of life sciences business experience to complete the necessary partnerships and collaborations that will be necessary for our success”.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Operating Officer, North America,

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

May 15, 2019

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Operating Officer, North America, Chief Legal Officer and
Corporate Secretary